SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Robert Rowley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director's spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director named above and director's spouse

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares ordinary shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL Nominees Limited for shares sold (11,123 ordinary shares)

BBHISL Nominees Limited for shares purchased (11,123 ordinary shares)

8 State the nature of the transaction

Sale of 3,018 ordinary shares which were held in a general company, non-discretionary PEP for the benefit of the director;

Sale of 3,017 ordinary shares which were held in an ISA for the benefit of the director;

Sale of 2,971 ordinary shares which were held in a general company, non-discretionary PEP for the benefit of the director's spouse;

Sale of 2,117 ordinary shares which were held in an ISA for the benefit of the director's spouse;

Purchase of 6,035 ordinary shares to be held in BBHISL Nominees Limited for the benefit of the director; and

Purchase of 5,088 ordinary shares to be held in BBHISL Nominees Limited for the benefit of the director's spouse

9. Number of shares, debentures or financial instruments relating to shares acquired

11,123 ordinary shares (6,035 shares on behalf of the director and 5,088 shares on behalf of his spouse)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.0005%

11. Number of shares, debentures or financial instruments relating to shares disposed

11,123 ordinary shares (6,035 shares on behalf of the director and 5,088 shares on behalf of his spouse)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.0005%

13. Price per share or value of transaction

GBP4.9611 for sale of shares which were held in PEP for the benefit of the director

GBP4.9756 for sale of shares which were held in ISA for the benefit of the director

GBP4.9761 for sale of shares which were held in PEP and ISA for the benefit of the director's spouse

GBP5.065 for purchase of shares to be held in BBHISL Nominees Limited for the benefit of the director and his spouse

14. Date and place of transaction

Sale on 4 November 2005, London

Purchase on 9 November 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

43,862 ordinary shares, less than 0.002%

16. Date issuer informed of transaction

Sale on 8 November 2005

Purchase on 9 November 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Sylvia Edwards, 020 7548 3826

25.Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

9 November 2005

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 November 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary